UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

WorldGate Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25755	23-2866697
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3190 Tremont Street Trevose, Pennsylvania	19053
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (215) 354-5100

WORLDGATE COMMUNICATIONS, INC.
3190 Tremont Avenue
Trevose, PA 19053

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

March 30, 2009

This Information Statement is being transmitted on or about March 30, 2009, to the holders of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of WorldGate Communications, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  References in this Information Statement to “we”, “us” and “our” are to WorldGate Communications, Inc.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

BACKGROUND AND SUMMARY OF PRIVATE PLACEMENT

On December 12, 2008, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with WGI Investor LLC (“WGI”), pursuant to which we agreed to issue and sell to WGI a total of 202.5 million shares of Common Stock, as well as a warrant to purchase up to 140.0 million shares of Common Stock in certain circumstances (the “Anti-Dilution Warrant”), in exchange for (i) total cash consideration of $1.45 million, (ii) the cancellation of debentures held by WGI under which approximately $5.1 million in principal and accrued interest was outstanding at December 31, 2008, and (iii) the cancellation of certain outstanding warrants held by WGI (the “Private Placement”).  The Anti-Dilution Warrant will entitle WGI to purchase up to 140.0 million shares of Common Stock to the extent that we issue any capital stock following the closing of the Private Placement upon the exercise or conversion of (i) any warrants, options and other purchase rights that are outstanding as of the closing of the Private Placement (“Existing Contingent Equity”), (ii) up to 19.7 million shares underlying future options, warrants or other purchase rights issued by us after the closing (“Future Contingent Equity”), or (iii) the ACN Warrant described below. The Anti-Dilution Warrant is designed to ensure that WGI may maintain 63% of the issued and outstanding shares of our capital stock in the event that any of our capital stock is issued in respect to these options, warrants, restricted stock and other convertible securities. The term of the Anti-Dilution Warrant is ten years from the date of issuance, and the shares subject to the Anti-Dilution Warrant will be decreased proportionally upon the expiration of Existing Contingent Equity, Future Contingent Equity and the ACN Warrant.

WGI is a private investment fund whose ownership includes owners of ACN, Inc. (“ACN”). ACN is a large direct seller of telecommunications services and a leading distributor of video phones.  In December 2008, we agreed to enter into a commercial relationship pursuant to which we will design and sell videophones to ACN (the “Commercial Relationship”).  As part of the Commercial Relationship, ACN will commit to purchase 300,000 videophones over a two-year period and will provide us with $1.2 million to fund software development costs associated with the Commercial Relationship. In connection with the Commercial Relationship, we will grant ACN a warrant to purchase up to approximately 38.2 million shares of Common Stock at an exercise price of $0.0425 per share (the “ACN Warrant”).  The ACN Warrant will vest incrementally based on ACN’s purchases of videophones under the Commercial Relationship.

In connection with the Private Placement, we agreed with WGI that, with the exception of Harold M. Krisbergh, WorldGate’s Chairman and CEO, all of the current members of our board of directors will resign effective upon the closing of the Private Placement, and WGI will have the right to name four individuals to be appointed to the board of directors and to participate in the selection of two independent directors to fill the other vacancies.  Accordingly, in connection with the closing of the Private Placement (i) Robert Stevanovski, Anthony Cassara, David Stevanovski and Gregory Provenzano will be appointed to the board of directors as WGI’s nominees, (ii) Mr. Krisbergh will resign as Chairman of the board of directors, and (iii) Robert Stevanovski will be appointed as Chairman of the Board of Directors.  The appointments of the four new directors to serve on the board will occur upon the closing of the Private Placement.  The appointment of Robert Stevanovski as a board member and Chairman will be effective immediately as of the closing, and the remainder of the appointments will be effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.

Also in connection with the closing of the Private Placement, we will enter into a Registration Rights and Governance Agreement with WGI and ACN (the “Rights Agreement”) granting them certain rights with respect to the securities they will receive in the Private Placement and in connection with the Commercial Relationship.  Under the terms of the Rights Agreement, we have agreed to file a registration statement on Form S-3 covering the resale of any shares held by WGI and ACN and to maintain its effectiveness for a minimum period of time.  In addition, WGI and ACN will have the right to require us to file additional registration statements covering the resale of such securities to the extent they are not covered by an effective registration statement and will be entitled to “piggy-back” registration rights on all future registrations by us (with certain limitations) and on any demand registrations of any other investors, subject to customary underwriters’ cutbacks to reduce the number of shares to be registered in view of market conditions.

Pursuant to the terms of the Rights Agreement, we will grant WGI and ACN preemptive rights to purchase a pro rata portion of any Common Stock or other securities convertible into Common Stock issued by us, except for shares issued under board-approved employee benefit plans, conversions of Existing Contingent Equity or upon exercise of the Anti-Dilution Warrant or the ACN Warrant.  The Rights Agreement also gives WGI the right to nominate a total of four of the seven members of our board of directors.  This nomination right will be reduced by one director for each reduction in its beneficial ownership of our Common Stock (including any warrants or other purchase rights) below thresholds of 50%, 43%, 29% and 14% of our voting stock. To the extent that such nomination right decreases, the corresponding number of WGI nominees will offer to tender their resignation for acceptance by the board of directors.

Pursuant to the terms of the Securities Purchase Agreement, we submitted for approval by our stockholders (i) the Private Placement and (ii) an amendment to our Amended and Restated Certificate of Incorporation to increase our authorized Common Stock to 700,000,000 shares.  On March 20, 2009, our stockholders approved both proposals.  We expect the closing of the Private Placement and the execution of the agreements relating to the Commercial Relationship to be completed in early April 2009.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth information with respect to the beneficial ownership of shares of the Common Stock as of March 20, 2009 by:

•	each person whom we know beneficially owns more than 5% of our Common Stock;
•	each of our current directors individually;
•	each of our named executive officers individually; and
•	all of our current directors and executive officers as a group.

As of March 20, 2009, there were 118,906,345 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote with respect to each item to be voted on by holders of the shares of Common Stock.   Percentage of beneficial ownership is based upon 118,906,345 shares of Common Stock prior to the Private Placement and 321,368,500 shares of Common Stock outstanding after completion of the Private Placement.  Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.  Each person listed below disclaims beneficial ownership of their shares, except to the extent of their pecuniary interests therein. Shares of Common Stock that an individual or group has the right to acquire within 60 days of March 20, 2009 pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

	Number of Shares of Common Stock Beneficially Owned			Percent of Ownership
	Before Private Placement	After Private Placement		Before Private Placement	After Private Placement
Principal Stockholders:
David Tomasello(1)	9,490,501	9,490,501		7.8%	2.9%
Antonio Tomasello(2)	8,689,587	8,689,587		7.2%	2.7%
WGI Investor LLC(3)	0	202,462,155		—	63.0%

Directors and Named Executive Officers:
Hal M. Krisbergh(4)	5,729,046	5,729,046		4.8%	1.8%
Randall J. Gort(5)	1,092,650	1,092,650		*	*
Joel I. Boyarski(6)	795,859	795,859		*	*
James McLoughlin(7)	725,650	725,650		*	*
Martin Jaffe(8)	121,500	121,500		*	*
Lemuel Tarshis(9)	85,200	85,200		*	*
Clarence L. Irving, Jr.(10)	79,500	79,500		*	*
Jeff Morris(11)	72,000	72,000		*	*
Steven C. Davidson(12)	71,500	71,500		*	*
All current directors and executive officers as a group (9 persons)(13)	8,772,905	210,805,360	(14)	7.2%	65.0%

Director Appointees:
Robert Stevanovski(3)(15)	0	202,462,155		—	63.0%
Anthony Cassara(16)(17)	0	202,462,155		—	63.0%
Gregory Provenzano(16)(17)	0	202,462,155		—	63.0%
David Stevanovski(16)(17)	0	202,462,155		—	63.0%

*	Less than 1%.
(1)
Includes options to purchase 7,500 shares. Also includes 668,914 shares of Common Stock held directly, 124,500 shares of Common Stock held beneficially as a result of Mr. Tomasello’s position with Cometasa, and 8,689,587 shares of Common Stock held beneficially as a result of a power of attorney over the accounts of his father Antonio Tomasello (which shares are also reported in this table as being directly owned by Antonio Tomasello). Mr. Tomasello resigned as a director as of January 2, 2009. The information provided for the shares over which Mr. Tomasello has a power of attorney is based on a Schedule 13D/A filed by Antonio Tomasello on October 11, 2007.

(2)
Includes 6,125,485 shares and 2,564,102 warrants to buy shares, each of which is held directly. The information provided for Mr. Tomasello is based on a Schedule 13D/A filed by Mr. Tomasello on October 11, 2007.

(3)
The shares will be issued to WGI upon the closing of the Private Placement.  The number of shares included in the table does not include 140,009,750 shares of Common Stock underlying a warrant to be issued to WGI in the Private Placement, which warrant is exercisable only to the extent that we issue shares upon the exercise of Existing Contingent Equity, Future Contingent Equity and the ACN Warrant.  Manna Holdings, LLC (“Manna Holdings”), is the sole member of WGI, and Praescient, LLC (“Praescient”) is the sole manager of WGI and managing member of Manna Holdings.   Robert Stevanovski is the manager of Praescient.  As such, Mr. Stevanovski, Praescient and Manna Holdings may be deemed to beneficially own the securities reported in the table.  Each of Mr. Stevanovski, Praescient and Manna Holdings disclaims beneficial ownership of such securities, and the information reported herein shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose, except to the extent of such person’s pecuniary interest therein.  The address of WGI is 349-L Copperfield Blvd., #392, Concord, NC 28025.

(4)
Includes options to purchase 343,750 shares of Common Stock. Also includes 4,785,358 shares of Common Stock which are held directly, 300,000 shares of Common Stock held by the Krisbergh Family Foundation, and 299,938 shares of Common Stock held by Mr. Krisbergh’s spouse.

(5)
Includes options to purchase 642,708 shares of Common Stock. Also includes 106,063 shares of Common Stock held directly, and 68,879 shares of Common Stock held by Mr. Gort as custodian for his minor children and 275,000 shares of restricted stock directly held by Mr. Gort which vest upon the Company achieving certain financial performance.

(6)
Includes options to purchase 536,488 shares of Common Stock. Also includes 9,371 shares of Common Stock held directly and 250,000 shares of restricted stock directly held by Mr. Boyarski which vest upon the Company achieving certain financial performance.

(7)
Includes options to purchase 475,650 shares of Common Stock. Also includes 250,000 shares of restricted stock directly held by Mr. McLoughlin which vest upon the Company achieving certain financial performance.

(8)	Includes options to purchase 61,500 shares of Common Stock. Also includes 60,000 shares of Common Stock held directly.
(9)	Includes options to purchase 68,000 shares of Common Stock. Also includes 5,200 shares of Common Stock held directly and 12,000 shares of Common Stock held by Mr. Tarshis’ spouse.
(10)	Includes options to purchase 79,500 shares of Common Stock.
(11)	Includes options to purchase 72,000 shares of Common Stock.
(12)	Includes options to purchase 61,500 shares of Common Stock. Also includes 10,000 shares of Common Stock held directly.
(13)
Includes options to purchase an aggregate of 2,341,096 shares of Common Stock, an aggregate of 775,000 shares of performance-based restricted stock, and an aggregate of 5,656,809 shares of Common Stock held by the current directors and executive officers.

(14)
Excludes shares of Common Stock beneficially owned by current directors who will be resigning upon the completion of the Private Placement, and includes shares of Common Stock that will be beneficially owned by directors to be appointed by WGI.

(15)	To be appointed to serve as a director effective as of the closing of the Private Placement.
(16)	To be appointed to serve as a director effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.
(17)
The securities reported in the table will be held directly by WGI and do not include the shares of Common Stock underlying the Anti-Dilution Warrant to be issued to WGI in the Private Placement.  Each of Anthony Cassara, David Stevanovski and Gregory Provenzano is a member of Manna Holdings, which is the sole member of WGI. As such, Anthony Cassara, David Stevanovski and Gregory Provenzano may be deemed to beneficially own the securities reported herein and owned directly by WGI.  Each of Anthony Cassara, David Stevanovski and Gregory Provenzano disclaims beneficial ownership of such securities, and the information reported herein shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose, except to the extent of his respective pecuniary interest therein.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Our Common Stock is currently quoted on the OTC Bulletin Board and is not listed on the NASDAQ Stock Market or any other national securities exchange.  Accordingly, the Company is not currently subject to the continued listing requirements of NASDAQ.  Nevertheless, in determining whether a director or nominee for director is independent, the Company uses the definition of independence set forth in Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

In this Information Statement, directors who qualify as “independent directors” pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules are referred to as “independent directors.”  Upon the closing of the Private Placement, the Company will qualify as a “controlled company” under Rule 4350(c)(5) of the NASDAQ Marketplace Rules because WGI will hold more than 50% of the voting power of the Company.  Accordingly, after the closing, the Company will have the option to be exempt from the requirements under Rule 4350(c) to have:

•	a majority of independent directors;
•	a compensation committee composed solely of independent directors;
•	compensation of the Company's executive officers determined by a majority of independent directors or a compensation committee composed solely of independent directors;
•	a nominating committee composed solely of independent directors; and
•	director nominees selected, or recommended for the Board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

The Company has not yet determined whether it will rely on the “controlled company” exemption from any of the foregoing requirements following the closing of the Private Placement.

In accordance with our Bylaws, our Board of Directors has specified that the number of directors will be set at seven.  We currently have six directors and one vacancy on our Board of Directors.  Five of our six current directors are non-employee directors. These directors are Steven C. Davidson, Clarence L. Irving, Jr., Martin Jaffe, Jeff Morris, and Lemuel Tarshis.  Our Board of Directors has determined that each of these five directors has no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each is an independent director.

Effective as of the closing of the Private Placement and pursuant to its terms, all of our current directors listed below, other than Harold M. Krisbergh, our current Chairman and CEO, will resign from the board and four of the vacancies will be filled by the appointments of Robert Stevanovski, Anthony Cassara, David Stevanovski and Gregory Provenzano.  Robert Stevanovski’s appointment will be effective immediately as of the closing of the Private Placement, and the remaining appointments will be effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders. The board of directors will select two independent directors to fill the remaining two vacancies on the board.

Each director holds office until the election and qualification of the director’s successor at the next annual meeting of stockholders or until the director’s earlier death, removal or resignation.  Set forth below are the name, age and the positions and offices held by each of our directors and such director’s principal occupation and business experience during at least the past five years.

Hal M. Krisbergh, 61, Chairman and Chief Executive Officer.  Mr. Krisbergh has served as our Chairman and Chief Executive Officer since our inception in March 1995. From September 1981 to September 1994, Mr. Krisbergh was an executive officer of General Instrument (now a part of Motorola, Inc.).  Mr. Krisbergh served as President of General Instrument’s Communications Division and, for the past 25 years, has been a well-known figure in the cable industry. He is a recognized leader in the development of addressable cable boxes, impulse pay-per-view, opto-electronics and digital audio technologies. In 1991, Mr. Krisbergh received cable television’s prestigious Vanguard award. Prior to joining General Instrument, Mr. Krisbergh was employed by W. R. Grace & Co., Deloitte & Touche and Raytheon Company.

Steven C. Davidson, 60, director.  Mr. Davidson has been a member of our board of directors since April 2002. From 1979 until his retirement in April 2002, Mr. Davidson held various executive positions with HBO, Inc., most recently serving as Senior Vice President and General Manager of Affiliate Operations. In February 2004, Mr. Davidson returned to HBO, Inc. as Executive Vice President of Affiliate Sales. Mr. Davidson is also a director of Nation Fatherhood Initiative, a non-profit organization.

Clarence L. Irving, Jr., 53, director.  Mr. Irving has been a member of our board of directors since July 2000. He has been President and Chief Executive Officer of Irving Information Group, a consulting services firm, since October 1999 and has served as a director of Covad Communications Group, Inc. since April 1999. Covad owns and operates the largest national broadband network, and is a leading supplier of facilities-based provider of data, voice, and wireless telecommunications solutions for small and medium-sized businesses. Covad is also a key supplier of high-bandwidth access for telecommunications services providers like EarthLink, AOL, and AT&T.  On August 15, 2002, Covad Communications Group, Inc. filed a voluntary petition for relief under Chapter 11 of the Federal bankruptcy code in the United States Bankruptcy Court for the District of Delaware. Mr. Irving served as Assistant Secretary of Commerce to the United States Department of Commerce from June 1993 to October 1999.

Martin Jaffe, 62, director.  Mr. Jaffe has been a member of our board of directors since April 2002. Since January 2002, Mr. Jaffe has been the Chief Operating Officer, Managing Director and Co-Founder of Silvercrest Asset Management Group LLC, an independent, employee-owned, registered investment advisor which provides asset management and family office services to families and select institutional investors. From November 2000 until September 2001, Mr. Jaffe was Chief Financial Officer of Credit Suisse Asset Management Group LLC, and from 1981 until November 2000, Mr. Jaffe was Chief Operating Officer of Donaldson, Lufkin & Jenrette Asset Management Group. Messrs. Jaffe and Tarshis are brothers-in-law.

Jeff Morris, 56, director.  Mr. Morris has been a member of our board of directors since April 2001. Mr. Morris is currently Senior Vice President of Long Term Strategy & Technology Development at Showtime Networks Inc., an originator and distributor of entertainment content through its premium television networks SHOWTIME®, THE MOVIE CHANNEL™ and FLIX®, as well as the multiplex channels SHOWTIME® TOO™, SHOWTIME® SHOWCASE, SHOWTIME EXTREME®, SHOWTIME BEYOND®, SHOWTIME NEXT®, SHOWTIME WOMEN®, SHOWTIME FAMILYZONE® and TMC xtra.  He has been in his current position since August 2005. From June 2001 to July 2005, Mr. Morris was the principal of Digital Media Consulting, a new media consulting company. From July 1999 to April 2001 Mr. Morris was President and Chief Executive Officer of Yack, Inc., an Internet events and program guide. Mr. Morris is a veteran of the cable television industry, including a previous tenure from 1984 through 1999 at Showtime Networks, Inc., where his last position was Senior Vice President of New Media and Technology Development.

Lemuel A. Tarshis, 67, director.  Dr. Tarshis has been a member of our board of directors since April 2001. Since August 1991, Dr. Tarshis has been a director for the Howe School Alliance for Technology Management at the Stevens Institute of Technology.  Dr. Tarshis also currently is a director for both Aequus Technologies Corp. and Life-Pack Technologies, Inc.  In addition, he has worked as a management consultant for Lucent Technologies Inc., Bell Atlantic, GTECH Corporation, AT&T Corporation, Aequus Technologies and Life-Pack Technologies.  Messrs. Jaffe and Tarshis are brothers-in-law.

Information Regarding New Directors

Robert Stevanovski, 45, director-appointee.  Mr. Stevanovski will be appointed to serve on the board upon the closing of the Private Placement, effective immediately as of the closing.  Mr. Stevanovski is one of the co-founders of ACN and has served as Chairman of ACN since its founding in 1993.  He has served as chairman of the Board of Directors of deltathree, Inc. (“deltathree”) since February 2009.  Mr. Stevanovski is the brother of David Stevanovski.

Anthony Cassara, 54, director-appointee.  Mr. Cassara will be appointed to serve on the board upon the closing of the Private Placement, effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.  Mr. Cassara currently serves as President of Cassara Management Group, Inc., a privately held business counseling practice focused on the telecommunications industry.  Prior to founding Cassara Management Group, Mr. Cassara was President of the Carrier Services division at Frontier Corporation and later at Global Crossing.  He has served as a member of the board of directors of deltathree since February 2009.

David Stevanovski, 42, director-appointee.  Mr. Stevanovski will be appointed to serve on the board upon the closing of the Private Placement, effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.   He has served in a number of positions at ACN since joining ACN in 1996 and currently serves as Chief Operating Officer of ACN North America.  Mr. Stevanovski was appointed to serve on the board of directors of deltathree in March 2009.  Mr. Stevanovski is the brother of Robert Stevanovski.

Gregory Provenzano, 49, director-appointee.  Mr. Provenzano will be appointed to serve on the board upon the closing of the Private Placement, effective on or about April 9, 2009, ten days following the date of the transmittal of this Information Statement to our stockholders.  Mr. Provenzano is one of the co-founders of ACN, Inc. and has served as President of ACN since its founding in 1993.  Mr. Provenzano was appointed to serve on the board of directors of deltathree in March 2009.

Executive Officers

Set forth below is a brief description of the present and past business experience of each of the persons who currently serve as our executive officers to the extent not described above.  All of our executive officers serve at the pleasure of the board of directors.

Joel I. Boyarski, 62, Vice President and Chief Financial Officer.  Mr. Boyarski joined our company in October 1999, and was named Vice President and Chief Financial Officer in September 2002. Prior to becoming Vice President and Chief Financial Officer, Mr. Boyarski served as General Manager of TVGateway, LLC from December 2001 until September 2002 and as Vice President of Business Development for TVGateway, LLC from June 2000 until December 2001. From October 1999 to June 2000, he served as a consultant for our Company. Prior to joining us, Mr. Boyarski was a business and financial consultant from June 1998 to October 1999, and for 23 years prior to June 1998, he held a variety of management positions at Joseph E. Seagram and Sons, Inc., including Vice President of Finance and Business Planning for several of Seagram’s Domestic and International divisions including North America, Asia Pacific and Global Duty Free.

Randall J. Gort, 59, Senior Vice President, Chief Legal Officer and Secretary.  Mr. Gort joined our company in August 1997 as Vice President, Legal and Corporate Affairs, General Counsel and Secretary. In January 2003, Mr. Gort became the Company’s Chief Legal Officer. From July 1995 to August 1997, Mr. Gort was General Counsel, Secretary, and Director of Legal and Corporate Affairs for Integrated Circuit Systems, Inc. Mr. Gort was in private practice from August 1994 through June 1995. Prior to that time, from May 1987 through July 1994, he was an Associate General Counsel for Commodore International Ltd. Mr. Gort was with Schlumberger Ltd. from October 1982 through early 1987, originally as Senior Attorney and then as General Counsel, FACTRON Division. From April 1979 through October 1982, Mr. Gort was Counsel for various divisions of the 3M Company, including Medical and Surgical Products Divisions, Orthopedic Products Division, Electro-Mechanical Resources Division and 3M’s four tape divisions.

James E. McLoughlin, 56, Vice President, Marketing, Business and Account Development.  Mr. McLoughlin joined our company in February 2001 and in January 2002 was named Vice President, Marketing, Business and Account Development. Prior to this position, Mr. McLoughlin served as Vice President, Sales and Marketing. From February 1981 through February 2001, Mr. McLoughlin was Vice President, Affiliate Operations for Home Box Office, where he was responsible for sales and marketing of premium television services to affiliated cable television companies.

CHANGE IN CONTROL

As a result of the Private Placement described above, WGI will obtain a controlling interest in the Company.  The Company knows of no other arrangement or events, the occurrence of which will result in a change in control of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the total compensation accrued during the fiscal years ended December 31, 2007 and 2008 to (1) our chief executive officer and (2) our two next most highly compensated executive officers whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2008. These executive officers are referred to in this Information Statement as our “named executive officers.”

Name and Principal Position	Fiscal Year	Salary ($) (2)	Bonus ($)	Share Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Hal M. Krisbergh	2008	307,171	—	—	42,293	—	349,464
Chairman and Chief Executive Officer	2007	304,391	—	—	37,028	—	341,419

Randall J. Gort	2008	224,847	—	—	74,275	—	299,122
Vice President, Chief Legal Officer	2007	180,510	—	—	89,145	—	269,655

Joel Boyarski	2008	215,451	—	—	65,905	—	281,356
Vice President, Chief Financial Officer	2007	176,550	—	—	79,456	—	256,006

(1) Represents the compensation expense accrued by us in the applicable fiscal year for financial statement reporting purposes in accordance with SFAS 123(R) in connection with the applicable restricted stock or restricted unit award or option award.

(2) Although base salaries for 2007 and 2008 were the same, the lower amount in 2007 reflects the decision of the named executive officers to forego a portion of their salaries during this period.

No stock options were granted to the named executive officers during fiscal year 2008, but the Company re-priced all of the named executive officers’ outstanding options as of July 29, 2008.  The new exercise price was $0.108 and the vesting schedule remained as set forth in the original grant.  The “Outstanding Equity Awards at Fiscal Year-End” table below lists the options that were re-priced during 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes all outstanding equity awards for the named executive officers at December 31, 2008:

Name	Number of Securities Underlying Unexercised Options/Shrs (#) Exercisable	Number of Securities Underlying Unexercised Options/Shrs(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
	20,000	—		0.108	5/5/2010
	160,000	—		0.108	5/19/2011
Hal M. Krisbergh	80,000	—		0.108	5/21/2012
	37,500	12,500	(1)	0.108	3/9/2015
	33,750	11,250	(2)	0.108	4/25/2016

	127,333	—		0.108	4/26/2011
	24,000	—		0.108	5/1/2012
	37,000	—		0.108	2/28/2013
	163,000	—		0.108	10/1/2013
Randall J. Gort	204,000	—		0.108	1/3/2014
	22,500	—		0.108	12/24/2014
	16,875	5,625	(3)	0.108	11/10/2015
	11,250	11,250	(4)	0.108	11/14/2016
	40,750	122,250	(5)	0.108	10/4/2017

	5,738	—		0.108	12/9/2010
	45,000	—		0.108	2/1/2012
	20,000	—		0.108	2/28/2012
	10,000	—		0.108	4/26/2012
	57,000	—		0.108	2/28/2013
Joel Boyarski	143,000	—		0.108	10/1/2013
	175,000	—		0.108	1/3/2014
	20,000	—		0.108	12/24/2014
	15,000	5,000	(3)	0.108	11/10/2015
	10,000	10,000	(4)	0.108	11/14/2016
	35,750	107,250	(5)	0.108	10/4/2017

(1)	These options vested on March 8, 2009.
(2)	These options vest on November 30, 2009.
(3)	These options vest on November 9, 2009.
(4)	These options vest in two annual installments beginning on November 13, 2009.
(5)	These options vest in three annual installments beginning on October 3, 2009.

The following provides additional information regarding outstanding stock awards with respect to the named executive officers:
	Unvested Shares		Market Value
Randall J. Gort	275,000	(6)	$82,500
Joel Boyarski	250,000	(6)	$75,000

These awards vest under certain performance criteria as follows: 10% of the shares vest upon achieving each of a 10%, 20%, 30% 40% and 50% increase in our total gross revenue in a quarter over its third quarter 2007 total gross revenue shown on its statement of operations as reported in its SEC filings and 25% of the shares vest upon our achievement of (1) a quarterly operating cash break even (defined as zero or positive “net cash provided by operations” consistent with or as reported on the “Consolidated Statement  of Cash Flows” in the financial statements filed with SEC) and (2) a 10% net income as a percent of revenue.

During 2008 no options were exercised by the named executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Steven C. Davidson (2)	13,750	—	—	13,750
Clarence L. Irving, Jr. (2)	13,750	—	—	13,750
Martin Jaffe (2)	15,250	—	—	15,250
Jeff Morris (2)	13,750	—	—	13,750
Lemuel Tarshis (2)	15,750	—	—	15,750
David Tomasello (1)	14,750	—	—	14,750

(1)  Mr. Tomasello resigned as a director effective January 2, 2009.
(2)  As of December 31, 2008, the directors had the following outstanding option awards: Mr. Davidson 61,500, Mr. Jaffe 61,500, Mr. Irving 79,500, Mr. Morris 72,000, Dr. Tarshis 68,000 and Mr. Tomasello 7,500.

Pursuant to our 2003 Equity Incentive Plan, non-employee directors are entitled to receive an automatic grant of an option to purchase 30,000 shares of Common Stock upon their appointment to the board and an option to purchase 10,000 shares of Common Stock, vesting in equal amounts over four years, on an annual basis for serving on the board. Non-employee directors are also entitled to receive a stipend of $1,000 for each board or committee meeting the director attends in person, and $250 for each meeting attended telephonically. Furthermore, we pay an annual stipend of $10,000. We will continue to reimburse non-employee directors for reasonable travel expenses for attending board or committee meetings. We did not pay directors fees in 2008, but accrued $93,500 of such fees at December 31, 2008. We also did not issue any option grants for the year ended December 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 24, 2007, we completed a private placement of Common Stock with Antonio Tomasello, a private investor who is the father of David Tomasello, a former director of the Company, in the principal amount of $1,000,000.  As part of the private placement, we issued to Mr. Tomasello 2,564,102 shares of Common Stock and warrants to purchase a total of 2,564,102 shares of Common Stock, with an exercise price of $0.485 per share.

In connection with the closing of the Private Placement described above, Robert Stevanovski, Anthony Cassara, Gregory Provenzano and David Stevanovski will be appointed to serve on our Board of Directors pursuant to the terms of the Securities Purchase Agreement.  Each of these individuals is a principal of WGI, and Robert Stevanovski serves as manager of Praescient, LLC, the sole manager of WGI.  In addition, each of these individuals is a principal of ACN, and each of them (other than Anthony Cassara) serves as an officer of ACN.  As a result of their relationship with WGI and ACN, each of these individuals may be deemed to have a direct or indirect interest in the transactions contemplated by the Private Placement and the Commercial Relationship described above.

Other than the foregoing, since the beginning of our 2007 fiscal year until the date hereof there has not been any transaction, and there is not currently proposed any transaction, in which we were or will be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than 10% of the Common Stock (collectively, the “reporting persons”) to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish us with copies of these reports. Based solely on our review of those documents received by us, and written representations, if any, received from reporting persons with respect to the filing of reports on Forms 3, 4 and 5, we believe that all filings required to be made by the reporting persons for fiscal year 2008 were made on a timely basis.

  LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

During Fiscal Year 2008, our Board of Directors held seventeen meetings.  Each member of the Board except Messrs. Davidson, Irving and Tomasello attended at least 75% of the total number of meetings of the Board and all committees on which he sits.  The Board also acts by unanimous written consent from time to time.

Board Committees

The standing committees of our Board of Directors consist of the Audit Committee, Compensation and Stock Option Committee and Corporate Governance Nominating Committee.  The Board has adopted a written charter for each of these committees that is available on our web site at http://www.wgate.com/about/board.html. These committees are described below. Our Board of Directors may also establish various other committees to assist it in its responsibilities. Following the closing of the Private Placement, we expect that our Board of Directors will appoint two new independent directors to serve as members of the Audit Committee.  The Board of Directors has not yet determined the individuals who will serve on the other committees.

Audit Committee.  The Audit Committee is responsible for providing general oversight with respect to the accounting principles employed in our financial reporting.  It operates in accordance with a written charter adopted by our Board of Directors. The Audit Committee monitors our financial reporting process and internal control system, reviews and appraises the audit efforts of our independent accountants and provides an avenue of communication among the independent accountants, financial and senior management and the Board of Directors. The Audit Committee meets at least each quarter and at least once annually with our management and independent public accountants to review the scope of auditing procedures, our policies relating to internal auditing and accounting procedures and controls, and to discuss results of the annual audit of our financial statements. The Audit Committee is currently composed of Dr. Tarshis, Mr. Davidson and Mr. Jaffe, each of whom is an independent director.  The Audit Committee also currently complies with the financial sophistication requirement that would apply to listed companies under the NASDAQ Marketplace Rules. In addition, the Board has determined that Mr. Jaffe is an audit committee financial expert as defined by applicable SEC regulations.  Four separate meetings of this committee were held in 2008 independent of the general meetings for the full board.  Following the closing of the Private Placement, we expect that our Board of Directors will appoint two new independent directors to serve as members of the Audit Committee, and at least one of whom will qualify as an audit committee financial expert as defined by applicable SEC regulations.

Compensation and Stock Option Committee. The Compensation and Stock Option Committee is currently composed of two directors, Messrs. Irving and Morris, each of whom is an independent director.  The Compensation and Stock Option Committee has general supervisory power over, and the power to grant options under, our 2003 Equity Incentive Plan. In addition, the Compensation and Stock Option Committee recommends to the Board the compensation of our Chief Executive Officer, reviews and takes action on the recommendations of the Chief Executive Officer as to the compensation of our other executive officers, approves the grants of any bonuses to officers, and reviews our compensation strategy for other compensation matters generally. No separate meetings of this committee were held in 2008 independent of the general meetings of the full board.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is currently composed of two directors, Messrs. Irving and Tarshis, each of whom is an independent director.  The primary function of this committee is to establish Board membership criteria; assist the Board by identifying individuals qualified to become Board members; recommend to the Board matters of corporate governance; facilitate the annual review of the performance of the Board and its committees; and periodically review CEO and management succession plans. The committee also reviews and evaluates stockholder nominees for director. In evaluating nominees for director the committee considers a number of qualities and skills that it believes are necessary for directors to possess, including, but not limited to, (i) roles and contributions valuable to us and the general business community; (ii) personal qualities of leadership, character, judgment, and whether the candidate possesses and maintains throughout service on the Board a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards; (iii) relevant knowledge and diversity of background and experience in such things as business, operations, technology, finance, and accounting, sales, marketing, international business, government and the like; and (iv) whether the candidate is free of conflicts and has the time required for preparation, participation and attendance at meetings. A director’s qualifications in light of these criteria are considered at least each time the director is re-nominated for Board membership. Stockholder recommendations should be submitted to our Corporate Secretary in writing no later than the date determined in accordance with the deadlines by which a stockholder must give notice of a matter that he or she wishes to bring before our Annual Meeting of Shareholders as described in the Stockholder’s Proposals for the 2009 Annual Meeting section of our 2009 Proxy Statement. Any recommendation must include: (i) the name and address of the stockholder making the recommendation; (ii) pertinent biographical information about the recommended candidate; and (iii) a description of all arrangements or understandings between the stockholder and the recommended candidate. Recommendations that are received by the Secretary by the deadline will be forwarded to the Chairman of the Governance and Nominating Committee for review and consideration. No separate meetings of this committee were held in 2008 independent of the general meetings for the full board.

COMMUNICATIONS WITH DIRECTORS

The Board of Directors recommends that stockholders initiate any communications with the Board in writing and send them care of our Secretary at WorldGate Communications, Inc., 3190 Tremont Street, Trevose, Pennsylvania 19053. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed our Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board’s consideration. In such cases, some of that correspondence may be forwarded elsewhere in the Company for review and possible response.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLDGATE COMMUNICATIONS, INC.

By:	/s/ Randall J. Gort
Name:	Randall J. Gort
Title:	Senior Vice President, Chief Legal Officer and Secretary

Dated: March 30, 2009